SECURI 14049806 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Bessemer Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York	**New York**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Murtagh **(212) 708-9182**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**New York**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CM

3/27

TABLE OF CONTENTS

This report contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, George Wilcox and Richard Murtagh, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Bessemer Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

George Wilcox 2/27/14

George Wilcox — Date
President

Richard Murtagh 2/27/14

Richard Murtagh — Date
Vice President & Assistant Treasurer

TRACI M. DAY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3/15/2018

Sworn to and subscribed
before me this
27 day of February, 2014

Traci M. Day 2/27/14

BESSEMER INVESTOR SERVICES, INC.
630 FIFTH AVENUE
NEW YORK, NY 10111

(SEC. I.D. No. 8-35199)

February 28, 2014

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Enclosed please find Bessemer Investor Services, Inc's audited financial statements (Public and Confidential versions) as of and for the year ended December 31, 2013. Also enclosed is the Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Company's SIPC Assessment Reconciliation.

If you have any questions, please do not hesitate to call me at 732.694.5737.

Sincerely,

Richard T. Murtagh
Vice President & Assistant Treasurer

Enclosures

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Bessemer Investor Services, Inc.
630 Fifth Avenue
New York, NY 10111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Bessemer Investor Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2014

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Bessemer Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A., as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bessemer Investor Services, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2014

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS:		
Cash	$	1,005,932
Prepaid taxes		3,269
Other assets		24,546
TOTAL ASSETS	$	1,033,747
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	55,000
Taxes payable		1,115
TOTAL		56,115
SHAREHOLDER'S EQUITY:		
Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares)		10,000
Additional paid-in capital		240,000
Retained earnings		727,632
TOTAL		977,632
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,033,747

See notes to statement of financial condition.

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting as placement agent for private investment funds managed by the Parent, or any affiliates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash—Cash includes interest-bearing deposits with banks and other non-interest bearing deposits with an affiliate bank.

Revenue Recognition—Placement fees for capital of clients of the Parent or its affiliates that are placed by the Company into a fund, are recorded ratably over the year as earned.

Income Taxes—BGI has elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company does not incur Federal income tax obligations and the accompanying financial statement does not include a provision for Federal income tax. The Company files consolidated Federal, New York State and New York City income tax returns with BGI and, by agreement, the Company's current tax liability to BGI is determined based on the ratio of the Company's taxable income to the taxable income of the consolidated group. Other state and local taxes are paid by the Company directly. A provision for deferred income taxes is made for items reported in the financial statement in a different year than for tax return purposes.

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes. Accrued interest and penalties are included within taxes payable in the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Cash includes cash held with an affiliate bank in the amount of $7,831 as of December 31, 2013.

The prepaid taxes of $3,269 as of December 31, 2013 represent payments made to the Parent.

The Company and the Parent have entered into a Private Placement Agreement (the "Agreement") whereby the Parent will pay an ongoing annual placement fee (payable in quarterly installments) to the Company for acting as placement agent in connection with the placement of limited liability company

interests in several hedge funds of funds and certain other private investment companies organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterpart.

The Company and Bessemer Group (U.K.) Limited ("BGUK") have entered into a Private Placement Agreement whereby BGUK will act as sub-placement agent in connection with the placement of limited liability company interests, to residents of the United Kingdom and other countries of the European Union and Switzerland, in several hedge funds of funds and certain other private investment companies organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterpart. As compensation for such sub-placement services, the Company shall pay BGUK an annual retainer as shall be agreed upon from time to time by both parties.

The Company is charged compensation and benefits by BGI. The charges are allocated based on the approximate time spent by executive management. The Company is also charged an allocation for shared services by BGI which include expenses for legal and compliance, financial, computer, employee, and other services. As of December 31, 2013, the Company has a receivable from BGI of $19,000 due to an overpayment, which is included in other assets in the Statement of Financial Condition.

As described in Note 2, the Company files consolidated Federal, New York State and New York City income tax returns with BGI.

4. INCOME TAXES

As discussed in Note 2, the Company's tax status is a qualified Subchapter S subsidiary for Federal reporting purposes. Accordingly, the Company incurs taxes at the state and local level only, primarily New York State and New York City.

As of December 31, 2013, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2013, the Company's tax years for 2010, 2011, 2012 and 2013 are subject to examination by tax authorities. Certain state returns may remain open for an additional year depending on the jurisdiction.

The Company has recorded a deferred tax asset of $598 relating to deferred deductions which is recorded within Other Assets and has current prepaid taxes related to state and local taxes in the amount of $3,269. A valuation allowance against deferred tax asset at December 31, 2013 is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $949,817, which was $944,817 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

6. COMMITMENTS AND CONTIGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2013, there were no pending legal actions against the Company.

7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date of issuance and has determined that there were no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

February 27, 2014

Bessemer Investor Services, Inc.
630 Fifth Avenue
New York, New York 10111

In planning and performing our audit of the financial statements of Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP